

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 15, 2008

Mr. Emanuel G. Pavlopoulos
Universal Infotainment Systems Corporation
East West Corporate Center
1771 Diehl Road, Suite 330
Naperville, Illinois 60563

> **Re:** **Universal Infotainment Systems Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2008**
> **File No. 333-154227**

Dear Mr. Pavlopoulos:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Update the financial statements and other financial information in the filing to include the interim period ended October 31, 2008. Please refer to the guidance in Rule 3-12 of Regulation S-X. Please also update the Management's Discussion and Analysis of Financial Condition and Results of Operations accordingly.

2.   We note your response to comment one from our letter dated November 13, 2008. We also note that Universal Global Corporation has been dissolved on November 20, 2008 and that the information on the website www.universalglobal.com is no longer available.

> Please revise the disclosure throughout your prospectus to clearly and specifically discuss the prior relationship between Universal Global, the former principals and affiliates of Universal Global, the company, and the company's principals and affiliates. If applicable, identify the former principals of Universal Global as promoters of Universal Infotainment Systems and provide the disclosure required by Regulation S-K Item 401(g) and Item 404(c).

Definition of Terms, page 8

3. We note that you have provided this glossary in response to comment two from our letter dated November 13, 2008. Instead of a glossary, we encourage you to explain each term where you first use it. If you choose to retain the glossary, please move it so that the risk factors immediately follow the summary section of the prospectus.

Selling shareholders, page 14

4. We note your response to comment 13 from our letter dated November 13, 2008. Please confirm in your response letter that no selling shareholder has had any office, position or material relationship within the past three years with your or any of your predecessors or affiliates, including Universal Global.

5. Please revise footnote [1] on page 16 as it is inconsistent with your disclosure in the tables with respect to Abdulla Al Romaithi and Ahmed Hammouda indicating that each will not sell all shares held.

Directors, Executive Officers, Promoters, and Control Persons, page 20

6. We note your response to comment 18 from our letter dated November 13, 2008. We also note, for example, that Mr. Beattie was listed on the Universal Global website as Vice President GCC of Universal Global before it was dissolved. Disclose all positions held by your officers and directors in other companies. See Items 401(a) and (b) of Regulation S-K.

7. We note your disclosure on page 30 that, of your four members of management, one is full time and three are part-time. Please identify which members of management are only working for you part time and disclose the approximate hours per week.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

8. Remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 from the second paragraph of this section. These sections do not apply to forward-looking statements made by an

issuer that, at the time that the statement is made, is not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 or by an issuer that issues penny stock.

9. We note your response to comment 26 from our letter dated November 13, 2008. We also note that your Chairman had advanced funds to you that "were obtained by him through loans from his family members." Please revise to include additional information regarding these loan arrangements, including the amounts of such loans, material terms and relationships between the Chairman and the lenders.

Certain Relationships and Related Transactions, page 34

10. Please disclose that Emanuel Pavlopoulos received 25 million shares in the company for $2,500 in connection with the transfer of the assets from Universal Global Corporation.

Recent Sales of Unregistered Securities, page 44

11. Please explain the nature of the employee grants of common stock which were issued as "vested sign on bonuses per employment agreements" and reconcile with your disclosure on page 39 that the compensation arrangements with your employees, including these stock grants, are not effective and not payable until you become a public company and obtain $4 million in capital funding.

Exhibits, page 46

12. We note your response to comment 33 from our letter dated November 13, 2008. Please file your legal opinion as soon as possible. We must review your opinion before the registration statement is declared effective, and we may have additional comments.

Undertakings, page 47

13. We note your response to comment 34 from our letter dated November 13, 2008. Please note that the undertakings found at Item 512(h) of Regulation S-K must be included in your registration statement prior to requesting acceleration of the effective date of your registration statement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Scott G. Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael T. Williams, Williams Law Group, P.A.
        Via Facsimile: (813) 832-5284